UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            GP STRATEGIES CORPORATION
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    36225V104
                                 (CUSIP Number)

                              JEFFREY B. COBB, ESQ.
                              COBB & EISENBERG LLC
                                 2600 POST ROAD
                               SOUTHPORT, CT 06890
                                 (203) 254-0000
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                  JULY 11, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 8 pages

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CUSIP No. 36225V104                13D                         Page 2 of 8 Pages
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1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bedford Oak Partners, L.P.    06-1504646
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     2,431,500
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     2,431,500
                     ---------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,431,500
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

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CUSIP No. 36225V104                13D                         Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Bedford Oak Advisors, LLC    13-4007124
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    Delaware
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     2,431,500
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     2,431,500
                     ---------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,431,500
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

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CUSIP No. 36225V104                13D                         Page 4 of 8 Pages
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Harvey P. Eisen
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   CITZENSHIP OR PLACE OF ORGANIZATION

    United States
    --------------------------------------------------------------------------
                  5  SOLE VOTING POWER
                     0
     NUMBER OF       ---------------------------------------------------------
      SHARES      6  SHARED VOTING POWER
    BENEFICIALLY     2,431,500
     OWNED BY        ---------------------------------------------------------
       EACH       7  SOLE DISPOSITIVE POWER
     REPORTING       0
      PERSON         ---------------------------------------------------------
       WITH       8  SHARED DISPOSITIVE POWER
                     2,431,500
                     ---------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,431,500
    --------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

    N/A
    --------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.3%
    --------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

** Includes shares reported herein as beneficially owned by other reporting persons. See Item 5.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), issued by GP Strategies Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9 West 57th Street, New York, NY 10019.

     This Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"). This Schedule amends (pursuant to Rule 13d-1(e)(1)) a Schedule 13G which was filed on December 27, 2001, as previously amended by Amendment No. 1, dated February 12, 2002, and Amendment No. 2, dated June 10, 2002 (the "Schedule 13G").

ITEM 2. IDENTITY AND BACKGROUND

     (a) The persons filing this Schedule 13D are (i) Bedford Oak Partners, L.P., a Delaware limited partnership (the "Partnership"); (ii) Bedford Oak Advisors, LLC, a Delaware limited liability company (the "Advisor"); and (iii) Mr. Harvey P. Eisen ("Eisen", the Partnership, the Advisor and Eisen being sometimes referred to herein collectively as the "Reporting Persons").

     This Schedule reports the direct beneficial ownership of the Common Stock by the Partnership. The investment manager of the Partnership is the Advisor. The managing member of the Advisor is Mr. Eisen, who is responsible for all investment decisions made by the Advisor.

     (b) The principal business of the Partnership is investment in securities. The principal business of the Advisor and Eisen is investment management, including the management of the Partnership. The business address of each of the Reporting Persons is 100 South Bedford Road, Mount Kisco, NY 10549.

     (c) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (d) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (e) Mr. Eisen is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total consideration utilized by the Partnership to acquire the 2,431,500 shares of Common Stock reported as acquired herein was $8,410,608 in cash, the source of which was its investment capital.

ITEM 4. PURPOSE OF TRANSACTION

     The purpose of the acquisitions of shares of Common Stock by the Reporting Persons is and continues to be for investment. On July 11, 2002, at a meeting of the Board of Directors of the Company, one of the Reporting Persons, Mr. Eisen, was elected a director of the Company. As a director Mr. Eisen may be deemed to participate, together with other members of the Board of Directors and management, in the control of the Company, although the existence of such control is disclaimed hereby.

     On July 11, 2002, the Board of Directors of the Company announced it was actively considering a spin-off of certain non-core assets that would make its principal unit, General Physics, a stand-alone company (the "Spin-Off"). As a director and indirect shareholder of the Company, Mr. Eisen supports the Spin-Off. Other than the Spin-Off, none of the Reporting Persons presently has any plans or proposals which relate to or would result in any of the matters enumerated in clauses (a) through (j), inclusive, of Schedule 13D. In his capacity as a director of the Company, Mr. Eisen will necessarily consider proposals from time to time regarding the business and affairs of the Company, including matters of the nature referred to above. If any such matter is presented to the Board of Directors, Mr. Eisen intends to act thereon in accordance with his judgment at the time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, the Partnership owned beneficially directly 2,431,500 shares of Common Stock (including 300,000 shares issuable upon conversion of 300,000 shares of Class B Common Stock held by the Partnership), constituting approximately 16.3% of the outstanding shares. In its capacity as investment manager of the Partnership, such shares may be deemed also owned beneficially indirectly by the Advisor and, in his capacity as managing member of the Advisor, by Mr. Eisen.

     (b) The Partnership has the sole power to vote or to dispose of the 2,431,500 shares of Common Stock owned by it. The Advisor, in its capacity as investment manager of the Partnership, and Mr. Eisen as managing member of the Advisor, share the power to direct the vote and the disposition of the shares of Common Stock owned by the Partnership.

     (c) No transactions in the Common Stock were effected by any of the Reporting Persons within the past sixty (60) days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In connection with a negotiated purchase of shares of Common Stock on May 3, 2002, the Partnership entered into a customary stock purchase agreement with the Company, providing, INTER ALIA, for registration rights with respect to the shares of Common Stock held by the Partnership.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Not applicable.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2002



                                   BEDFORD OAK PARTNERS, L.P.
                                   By: Bedford Oak Management, LLC,
                                         General Partner

                                   By: /s/ Harvey P. Eisen
                                       -----------------------------------------
                                       Harvey P. Eisen, Chairman and Managing
                                         Member

                                   BEDFORD OAK ADVISORS, LLC


                                   By: /s/ Harvey P. Eisen
                                       -----------------------------------------
                                       Harvey P. Eisen, Chairman and Managing
                                         Member


                                       /s/ Harvey P. Eisen
                                       -----------------------------------------
                                       HARVEY P. EISEN